STEVEN M. PRZESMICKI	VIA EDGAR AND FEDEX
(858) 550-6070 przes@cooley.com

January 25, 2008 Securities and Exchange Commission Division of Corporation Finance 100 First Street, N.E. Mail Stop 4561 Washington, D.C. 20549

*FOIA CONFIDENTIAL TREATMENT REQUEST*

CONFIDENTIAL TREATMENT REQUESTED BY

DIVX, INC. IN CONNECTION WITH FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31,

2006, DEFINITIVE PROXY ON SCHEDULE 14A,

FORM 10-Q FOR THE FISCAL QUARTER ENDED

SEPTEMBER 30, 2007 AND FORM 8-K FILED ON

SEPTEMBER 27, 2007

(FILE NO. 001-33029)

DIVX0001

Attention:	Katherine Wray, Staff Attorney Mark P. Shuman, Legal Branch Chief Melissa Fielder Patrick Gilmore

RE:	DivX, Inc.

Form 10-K for the Fiscal Year ended December 31, 2006 (the “Form 10-K”)

Definitive Proxy Statement on Schedule 14A filed on April 27, 2007

Form 10-Q for the Fiscal Quarter ended September 30, 2007

Form 8-K filed on September 27, 2007

Ladies and Gentlemen:

On behalf of DivX, Inc. (the “Company”), we are electronically transmitting this letter to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to comments received from the Staff contained in the letter from the Staff dated December 28, 2007 (the “Comment Letter”) with respect to the Company’s filings referenced above. The numbers of the paragraphs below correspond to the numbers of the comments included in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2006

Item 1.	Business, page 3

1.	We note your discussion on page 43 of customers who accounted for at least 10% of your revenues for 2004, 2005 and 2006, respectively. Please name each unidentified customer who accounted for 10% or more of total revenues and whose loss would be material to the company, as required by Item 101(c)(1)(vii) of Regulation S-K. If you omitted the names of principal customers based upon a belief that the loss of such customers would not be material to the company, please explain the basis of this conclusion in detail in your response letter.

The Company respectfully submits that it identified the applicable customers on page 19 of the Form 10-K under “Item 1A. Risk Factors.” Such customers are also identified on page F-8 of the Form 10-K under Note 1 to the Company’s Consolidated Financial

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Securities and Exchange Commission January 25, 2008 Page Two

*FOIA CONFIDENTIAL TREATMENT REQUEST*

CONFIDENTIAL TREATMENT REQUESTED BY

DIVX, INC. IN CONNECTION WITH FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31,

2006, DEFINITIVE PROXY ON SCHEDULE 14A,

FORM 10-Q FOR THE FISCAL QUARTER ENDED

SEPTEMBER 30, 2007 AND FORM 8-K FILED ON

SEPTEMBER 27, 2007

(FILE NO. 001-33029)

DIVX0002

Statements. The Company further respectfully advises the Staff that in its future filings, including its Form 10-K to be filed for the year ended December 31, 2007, it will also identify the applicable customers in “Item 1. Business.”

Item 11.	Executive Compensation (incorporated from Definitive Schedule 14A)

Compensation Discussion and Analysis, page 18

Executive Cash Bonus Plan, page 19

2.	In future filings, please provide quantitative disclosure of the terms of the targets required to be achieved in order for your executive officers to earn their cash incentive compensation for the periods covered. Disclose the specific “Bronze,” “Silver,” “Gold” and “Platinum” milestones for corporate revenue and corporate EBITDA that are used in determining incentive compensation for your named executive officers. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and discuss in your filing how difficult it will be for you to achieve the target levels or other factors.

The Company respectfully submits to the Staff that quantitative disclosure of the revenue and EBITDA milestones required to be achieved in order for the Company’s executive officers to qualify for the compensation described in the Company’s Executive Cash Bonus Plan would result in competitive harm to the Company. Quantitative disclosure of these targets would harm the Company by providing its competitors with knowledge of confidential financial information with respect to the revenue, EBITDA, and, by extrapolation, the market share that the Company expects to obtain in a given year. This could facilitate business decisions by the Company’s competitors and potential competitors regarding whether and how to compete against the Company and in the Company’s sector, which would harm the Company and its stockholders. Quantitative disclosure of these targets would also competitively harm the Company by undermining its efforts at employee retention. The Company’s Executive Cash Bonus Plan is part of an overall compensation strategy by the Company that seeks, among other things, to retain highly-skilled executive officers. If the Company’s competitors have access to such quantitative disclosure, they would be better able to recruit the Company’s executive officers. A loss of key executive officers could adversely affect the Company’s stockholders. Furthermore, while quantitative disclosure of the cash

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Securities and Exchange Commission January 25, 2008 Page Three

*FOIA CONFIDENTIAL TREATMENT REQUEST*

CONFIDENTIAL TREATMENT REQUESTED BY

DIVX, INC. IN CONNECTION WITH FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31,

2006, DEFINITIVE PROXY ON SCHEDULE 14A,

FORM 10-Q FOR THE FISCAL QUARTER ENDED

SEPTEMBER 30, 2007 AND FORM 8-K FILED ON

SEPTEMBER 27, 2007

(FILE NO. 001-33029)

DIVX0003

bonus targets would be valuable to the Company’s competitors, it would not permit investors to compare the terms of the Company’s Executive Cash Bonus Plan with those found in similar arrangements of other companies and therefore to draw accurate and meaningful conclusions about the value of these terms because the Company’s competitors rarely disclose similar confidential terms in equivalent detail.

The Company advises the Staff that it will disclose in its future filings the Company’s perceptions as to the difficulty of achieving the targets associated with each bonus level in the Executive Cash Bonus Plan.

Consolidated Statements of Operations, page F-4

3.	We note from your disclosures that technology license revenues and cost of revenues may include single element arrangements with original equipment manufacturers and original design manufacturers where the company is not obligated to provide support or other services. In addition, the line items include revenue and cost of revenues for bundled arrangements including products and services where vendor-specific objective evidence (VSOE) of fair value does not exist for the undelivered service element (i.e., upgrades and support). Tell us how you considered including in your presentation a separate revenue and related cost of revenue line item for bundled arrangements that are not separable because of the absence of VSOE for the undelivered service. In your response, tell us the amount of revenue and cost of revenue recognized for bundled arrangements for all periods presented on the income statement.

The Company respectfully submits to the Staff that it considered Regulation S-X Rule 5-03(b)(1) when presenting the classification of its revenues. In considering Rule 5-03(b)(1) the Company believes that it could be considered to have three separate types of revenues: product revenues attributable to its various technology licensing arrangements; services associated with the licensing arrangements; and media and other distribution and services. When considering the presentation of separate revenue and related cost of revenue line items for bundled arrangements that are not separable because of the absence of VSOE for the undelivered service, the Company made a reasonable judgment of the fair value of the revenue attributable to the services portion of the bundled arrangements based on a comparison to industry averages. Using this approach, the Company determined that a reasonable estimate of the separate fair

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Securities and Exchange Commission January 25, 2008 Page Four

*FOIA CONFIDENTIAL TREATMENT REQUEST*

CONFIDENTIAL TREATMENT REQUESTED BY

DIVX, INC. IN CONNECTION WITH FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31,

2006, DEFINITIVE PROXY ON SCHEDULE 14A,

FORM 10-Q FOR THE FISCAL QUARTER ENDED

SEPTEMBER 30, 2007 AND FORM 8-K FILED ON

SEPTEMBER 27, 2007

(FILE NO. 001-33029)

DIVX0004

value of the revenue attributable to the services was no more than 30% of the total value of any arrangement. The Company multiplied the 30% estimate by the total revenue recognized for bundled arrangements of $2,501,000, $2,870,000 and $2,687,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and obtained resulting amounts of $750,000, $861,000 and $806,000 attributable to the services component of the bundled arrangements for the years ended December 31, 2004, 2005 and 2006, respectively. All of such amounts are below the 10% threshold required under Rule 5-03(b)(1) of Regulation S-X for the periods presented. As a result, the Company combined these revenues under the technology licensing line item.

The Company also supplementally advises the Staff that the cost of revenue recognized for bundled arrangements for the years ended December 31, 2004, 2005 and 2006 was approximately $326,000, $411,000 and $613,000, respectively.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Securities and Exchange Commission January 25, 2008 Page Five

*FOIA CONFIDENTIAL TREATMENT REQUEST*

CONFIDENTIAL TREATMENT REQUESTED BY

DIVX, INC. IN CONNECTION WITH FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31,

2006, DEFINITIVE PROXY ON SCHEDULE 14A,

FORM 10-Q FOR THE FISCAL QUARTER ENDED

SEPTEMBER 30, 2007 AND FORM 8-K FILED ON

SEPTEMBER 27, 2007

(FILE NO. 001-33029)

DIVX0005

4.	Additionally, tell us how you considered including footnote disclosures describing the arrangements included in the technology licensing line item to inform investors of the nature of the line item. Further, tell us how you considered expanding the disclosures in your Management’s Discussion and Analysis of Financial Condition and Results of Operations section. In this regard, we note your disclosures on page 52 where you provide a breakdown of the revenue streams included in technology licensing revenues between consumer hardware devices and software. Where these revenue streams include both bundled and unbundled arrangements, and where there is disparity with regards to timing and patterns of recognition, pricing, margins, etc., for bundled versus unbundled arrangements, we believe that an investor would benefit from a more detailed discussion of how each of these revenue streams contribute to the company’s overall operations.

The Company respectfully submits that, in light of the limited amounts attributable to the service portion of the arrangements included under the technology licensing line item as described in the Company’s response to Comment 3 above, the Company believes that the disclosure on pages F-9 and F-10 of the Form 10-K under Note 1 to the Company’s Consolidated Financial Statements and in the table on page 53 of the Form 10-K appropriately describes the Company’s revenue recognition policy and significant revenue recognition streams. In addition, the Company believes that it has provided a comprehensive discussion regarding how each of its revenue streams and the related recognition patterns contribute to its overall operations under the heading “Revenue recognition” on page 46 of the Form 10-K.

The Company respectfully submits that in future filings, including its Form 10-K to be filed for the year ended December 31, 2007, it will continue to evaluate its income statement presentation and the disclosure of significant revenue items as its business evolves.

Note 1. Organization and summary of significant accounting policies

Stock-based compensation, page F-12

5.

We note your reference to a third-party appraiser in determining the fair value of the company’s common stock for equity awards granted on or after October 1, 2004, through December 31, 2005. We believe that if you indicate you are relying on an expert in an Exchange Act filing, you should name that expert. If

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Securities and Exchange Commission January 25, 2008 Page Six

*FOIA CONFIDENTIAL TREATMENT REQUEST*

CONFIDENTIAL TREATMENT REQUESTED BY

DIVX, INC. IN CONNECTION WITH FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31,

2006, DEFINITIVE PROXY ON SCHEDULE 14A,

FORM 10-Q FOR THE FISCAL QUARTER ENDED

SEPTEMBER 30, 2007 AND FORM 8-K FILED ON

SEPTEMBER 27, 2007

(FILE NO. 001-33029)

DIVX0006

the Form 10-K is incorporated by reference in a Securities Act filing, you should also include the expert’s consent pursuant to Rule 436(b) of Regulation C.

The Company’s board of directors was responsible for determining the fair value of the Company’s common stock for the periods referenced in the Form 10-K. The Company respectfully submits that in future filings, including its Form 10-K to be filed for the year ended December 31, 2007, it will remove all references to any valuation analysis conducted by a third-party appraiser.

Form 10-Q for the Quarter Ended September 30, 2007

Note 8. Subsequent Events, page 12

6.	We note that the company entered into a share purchase agreement on November 7, 2007, to acquire MainConcept AG for a total purchase price of $28 million, including contingent consideration, and that this acquisition closed on November 14, 2007. Tell us if you plan on providing the financial statements of MainConcept AG including pro forma financial information showing the effects of this acquisition pursuant to Rule 3-05 of Regulation S-X and Article 11 of Regulation S-X. In your response, please provide us with your analysis in determining whether or not the acquired entity represents a significant subsidiary pursuant to Rule 3-05 of Regulation S-X.

The Company respectfully submits that the financial statements of MainConcept AG, including pro forma financial information, are not required under Rule 3-05 of Regulation S-X based on the following calculations:

Rule 1-02(w)(1) of Regulation S-X: The Company has calculated the total purchase consideration for MainConcept AG to be approximately $28.1 million, assuming the achievement of certain earn out targets in 2008. Pursuant to the audited financial statements of the Company for the fiscal year ended December 31, 2006, the Company’s total assets as of December 31, 2006 were approximately $164.4 million. Thus, the total investments by the Company in and advances to MainConcept AG represented approximately 17% of the total assets of the Company as of the end of the most recently completed fiscal year.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Securities and Exchange Commission January 25, 2008 Page Seven

*FOIA CONFIDENTIAL TREATMENT REQUEST*

CONFIDENTIAL TREATMENT REQUESTED BY

DIVX, INC. IN CONNECTION WITH FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31,

2006, DEFINITIVE PROXY ON SCHEDULE 14A,

FORM 10-Q FOR THE FISCAL QUARTER ENDED

SEPTEMBER 30, 2007 AND FORM 8-K FILED ON

SEPTEMBER 27, 2007

(FILE NO. 001-33029)

DIVX0007

Rule 1-02(w)(2) of Regulation S-X: Pursuant to the financial statements of MainConcept AG (prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”)) for the fiscal year ended December 31, 2006, the total assets of MainConcept AG as of December 31, 2006 were approximately $1.5 million. As set forth in the immediately preceding paragraph, the Company’s total assets as of December 31, 2006 were approximately $164.4 million. Thus, the Company’s proportionate share of the total assets of MainConcept AG represented less than 1% of the total assets of the Company as of December 31, 2006, the end of the most recently completed fiscal year.

Rule 1-02(w)(3) of Regulation S-X: The Company has made a preliminary assessment of the income statement of MainConcept AG for the fiscal year ended December 31, 2006, reconciled to GAAP. Based on that preliminary assessment, the Company has determined that MainConcept AG incurred a pre-tax net loss of approximately $3.1 million for the fiscal year ended December 31, 2006. Pursuant to the financial statements of the Company for the fiscal year ended December 31, 2006, the Company recorded pre-tax net income of approximately $17.0 million. Thus, based on the Company’s preliminary assessment of the income statement of MainConcept AG for the fiscal year ended December 31, 2006, the Company’s equity in the loss from continuing operations of $3.1 million represented approximately 18% of the Company’s income for the most recently completed fiscal year. The Company is continuing its review of the income statement of MainConcept AG for the fiscal year ended December 31, 2006. If, upon completion of its review of such income statement, the Company determines that the net loss of MainConcept AG for the fiscal year ended December 31, 2006 differs from the amount described above such that the Company’s equity in the loss from continuing operations exceeds 20% of the Company’s income, the Company will supplementally advise the Staff.

Because none of the foregoing conditions exceed 20%, the Company is not required, under Rule 3-05 of Regulation S-X, to provide the financial statements of MainConcept AG, including pro forma financial information, showing the effects of this acquisition.

Form 8-K filed on September 27, 2007

7.

We note that you entered into a license and distribution agreement with Yahoo! Inc. in which Yahoo! will provide you with certain web advertising services if you meet certain conditions. Please tell us what these conditions are and how you

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Securities and Exchange Commission January 25, 2008 Page Eight

*FOIA CONFIDENTIAL TREATMENT REQUEST*

CONFIDENTIAL TREATMENT REQUESTED BY

DIVX, INC. IN CONNECTION WITH FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31,

2006, DEFINITIVE PROXY ON SCHEDULE 14A,

FORM 10-Q FOR THE FISCAL QUARTER ENDED

SEPTEMBER 30, 2007 AND FORM 8-K FILED ON

SEPTEMBER 27, 2007

(FILE NO. 001-33029)

DIVX0008

intend to account for the exchange of services pursuant to EITF 01-2. In your response, tell us if you expect monetary consideration to be significant.

The Company respectfully advises the Staff that the web advertising services to be provided to the Company [*] are conditioned upon the Company having [*]. These web advertising services may be worth [*].

The cash consideration to the Company under the Yahoo! license and distribution agreement is made up of the following two components:

1.	A “Minimum Payment” to the Company of [*].

2.	A [*] Bonus to the Company of [*].

At the earliest point at which any nonmonetary assets would be exchanged under the agreement, the value of the cash portion of the consideration paid under the agreement will represent not less than [*] of the total value of the consideration paid under the agreement, [*]. The cash portion would be greater relative to the non-cash consideration if [*].

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Securities and Exchange Commission January 25, 2008 Page Nine

*FOIA CONFIDENTIAL TREATMENT REQUEST*

CONFIDENTIAL TREATMENT REQUESTED BY

DIVX, INC. IN CONNECTION WITH FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31,

2006, DEFINITIVE PROXY ON SCHEDULE 14A,

FORM 10-Q FOR THE FISCAL QUARTER ENDED

SEPTEMBER 30, 2007 AND FORM 8-K FILED ON

SEPTEMBER 27, 2007

(FILE NO. 001-33029)

DIVX0009

In paragraph 19 of EITF 01-2, “significant” is defined as “at least 25 percent of the fair value of the exchange.” Because the Company expects that [*] of the consideration payable under the agreement will be cash consideration, the Company concluded that monetary consideration qualified as “significant” under EITF 01-2.

When determining the proper accounting for the transaction the Company referenced EITF 99-17 Accounting for Advertising Barter Transactions. The guidance per paragraph 4 of EITF 99-17 indicates that revenue and expense from an advertising barter transaction should be recognized only if the fair value of the advertising surrendered in the transaction is determinable based on the entity’s own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction.

Upon review of the Company’s historical contracts and transactions, the Company was unable to identify qualifying past cash transactions that (i) support the quantity or volume of the advertising services being provided under the Yahoo! license and distribution agreement and/or (ii) meet the criteria of “similar” with regard to the advertising being surrendered for cash to third parties and the advertising being provided under the agreement. Further, the Company has no advertising for which it maintains a carrying value. As a result, the Company determined that the fair value of the advertising compensation is not determinable within the limits of EITF 99-17. Per EITF 99-17, in the absence of fair value for the advertising surrendered, no revenue or expense should be recognized. Based upon the guidance in EITF 99-17, the Company has concluded that the proper accounting for the non-monetary advertising portion of the consideration will be to recognize no revenue or expense and to disclose the volume and type of advertising received, if any. The monetary portion of the transaction consideration will be recognized at the contracted rates as the services are provided. The Company considered EITF 01-2 and determined that nothing in EITF 01-2 contradicts its conclusion under EITF 99-17.

* * * * * *

The Company further acknowledges that:

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Securities and Exchange Commission January 25, 2008 Page Ten

*FOIA CONFIDENTIAL TREATMENT REQUEST*

CONFIDENTIAL TREATMENT REQUESTED BY

DIVX, INC. IN CONNECTION WITH FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31,

2006, DEFINITIVE PROXY ON SCHEDULE 14A,

FORM 10-Q FOR THE FISCAL QUARTER ENDED

SEPTEMBER 30, 2007 AND FORM 8-K FILED ON

SEPTEMBER 27, 2007

(FILE NO. 001-33029)

DIVX0010

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Confidential Treatment Request

The Company hereby requests, pursuant to 17 C.F.R. Section 200.83, that the contents of this letter marked by brackets be maintained in confidence, not be made part of any public record and not be disclosed to any person, as it contains confidential information. In accordance with 17 C.F.R. Section 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, the Company requests that it be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, the Company requests that you telephone me, Steven M. Przesmicki of Cooley Godward Kronish LLP, counsel to the Company, at (858) 550-6070, rather than rely upon the United States mail for such notice. My address is c/o Cooley Godward Kronish LLP, 4401 Eastgate Mall, San Diego, CA 92121.

We hope that the foregoing adequately responds to the Comment Letter. Please do not hesitate to call me at (858) 550-6070 if you have any questions or would like any additional information regarding this matter.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Securities and Exchange Commission January 25, 2008 Page Eleven

*FOIA CONFIDENTIAL TREATMENT REQUEST*

CONFIDENTIAL TREATMENT REQUESTED BY

DIVX, INC. IN CONNECTION WITH FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31,

2006, DEFINITIVE PROXY ON SCHEDULE 14A,

FORM 10-Q FOR THE FISCAL QUARTER ENDED

SEPTEMBER 30, 2007 AND FORM 8-K FILED ON

SEPTEMBER 27, 2007

(FILE NO. 001-33029)

DIVX0011

Sincerely,

/s/ STEVEN M. PRZESMICKI
Steven M. Przesmicki

Dan L. Halvorson, DivX, Inc.

David J. Richter, Esq., DivX, Inc.

Johnny Y. Chen, Esq., DivX, Inc.

Kenneth J. Rollins, Esq., Cooley Godward Kronish LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM